As filed with the Securities and Exchange Commission on August 30, 2002.
Registration No. 333-92050

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Philadelphia Suburban Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	23-1702594
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

762 W. Lancaster Avenue

Bryn Mawr, PA 19010-3489
(610) 527-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Roy H. Stahl

Philadelphia Suburban Corporation
Executive Vice President, General Counsel and Corporate Secretary
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489
(610) 527-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen A. Jannetta Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-2921 (215) 963-5000	Charles S. Whitman, III Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Andrew A. Bernstein Cleary, Gottlieb, Steen & Hamilton 41, avenue de Friedland 75008 Paris, France (33-1) 40.74.68.00

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462 under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell or accept offers to buy these securities before the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 30, 2002

8,595,875 Shares

PHILADELPHIA SUBURBAN CORPORATION

Common Stock

           The shares of our common stock are being sold by the selling shareholders. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

      Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “PSC.” The last reported sale price of our common stock on the New York Stock Exchange on August 29, 2002 was $19.38 per share.

      Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of this prospectus.

      The underwriters have an option to purchase a maximum of 1,289,381 additional shares of our common stock from the selling shareholders to cover over-allotments of shares, if any.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to selling shareholders	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Deutsche Bank Securities	UBS Warburg

A.G. Edwards & Sons, Inc.	Edward D. Jones & Co., L.P.	Janney Montgomery Scott LLC

The date of this prospectus is                , 2002

Philadelphia Suburban Corporation
Operating Divisions

Cleveland/
Youngstown
Suburbs
Chicago
Suburbs
Philadelphia
Suburbs

Customers by State (as of June 30, 2002)	
Pennsylvania	400,704
Ohio	85,551
Illinois	64,406
New Jersey	38,958
Maine	17,050
North Carolina	8,597
Total	**615,266**

★ PSC corporate headquarters/ Philadelphia Suburban division

● Other operating divisions

○ Major metropolitan hubs

This page intentionally left blank.

PROSPECTUS SUMMARY
RISK FACTORS
RELATIONSHIP WITH VIVENDI ENVIRONNEMENT S.A.
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
THE WATER AND WASTEWATER UTILITY INDUSTRIES
PHILADELPHIA SUBURBAN CORPORATION
EXECUTIVE OFFICERS
SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO EXHIBITS
OPINION OF MORGAN LEWIS & BOCKIUS LLP
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CONSENT OF KPMG LLP

      Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Philadelphia Suburban Corporation and its direct and indirect subsidiaries. In addition, references to Pennsylvania Suburban Water refer to our wholly-owned subsidiary, Pennsylvania Suburban Water Company, and its subsidiaries, and references to Consumers Water refer to our wholly-owned subsidiary, Consumers Water Company, and its subsidiaries.

      You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document.

FORWARD-LOOKING STATEMENTS

      Certain statements in this prospectus, or incorporated by reference in this prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 made based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “plans” or similar expressions. Forward-looking statements in this prospectus, or incorporated by reference in this prospectus, include, but are not limited to, statements regarding:

•	projected capital expenditures and related funding requirements;

•	developments and trends in the water and wastewater utility industries;

•	dividend payment projections;

•	opportunities for future acquisitions and success of pending acquisitions;

•	the capacity of our water supplies and facilities;

•	the development of new services and technologies by us or our competitors;

•	the availability of qualified personnel;

•	general economic conditions; and

•	growth-related costs and synergies.

      Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

•	changes in general economic, business and financial market conditions;

•	changes in government regulations, including environmental regulations;

•	changes in environmental conditions, including those that result in water use restrictions;

•	abnormal weather conditions;

•	changes in capital requirements;

•	changes in our credit rating;

•	our ability to integrate businesses, technologies or services which we may acquire;

•	our ability to manage the expansion of our business;

•	the extent to which we are able to develop and market new and improved services;

•	the effect of the loss of major customers;

•	our ability to retain the services of key personnel and to hire qualified personnel as we expand;

•	unanticipated capital requirements;

•	increasing difficulties in obtaining insurance and increased cost of insurance;

•	cost overruns relating to improvements or the expansion of our operations; and

•	civil disturbance or terroristic threats or acts.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

      This summary highlights material information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus as well as the documents incorporated by reference herein. Unless otherwise indicated, the information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Philadelphia Suburban Corporation

      Philadelphia Suburban Corporation is the holding company for regulated utilities providing water or wastewater services to approximately 2 million people in Pennsylvania, Ohio, Illinois, New Jersey, Maine, and North Carolina. Our customer base is diversified among residential, commercial, industrial and wastewater customers. Residential customers make up the largest component of our customer base, representing approximately two-thirds of our total water revenues.

      Our two primary subsidiaries are Pennsylvania Suburban Water Company, a regulated public utility that provides water or wastewater services to approximately 1.3 million residents in the suburban areas north and west of the City of Philadelphia and in 14 other counties in Pennsylvania, and Consumers Water Company, a holding company for several regulated public utility companies that provide water or wastewater service to approximately 700,000 residents in various communities in Illinois, Maine, New Jersey and Ohio. Other of our smaller subsidiaries provide water or wastewater services in parts of Pennsylvania, North Carolina and Ohio.

      We are among the largest investor-owned water utilities in the United States based on the number of customers. In addition, we provide water and wastewater service to approximately 35,000 people through operating and maintenance contracts with municipal authorities and other parties close to our operating companies’ service territories. Some of our subsidiaries provide wastewater collection, treatment and disposal services (primarily residential) to approximately 40,000 people in Pennsylvania, Illinois, New Jersey and North Carolina.

      We believe that acquisitions will continue to be an important source of growth for us. Exclusive of the Consumers Water Company merger in 1999, we have completed, as of June 30, 2002, 79 acquisitions or other growth ventures during the past five years adding approximately 67,900 customers to our customer base. The largest of these transactions was the acquisition of the water utility assets of Bensalem Township, Pennsylvania in December 1999, which added 14,945 customers. We are actively exploring other opportunities to expand our utility operations through acquisitions or otherwise.

      With more than 50,000 community water systems and approximately 16,000 wastewater systems in the United States, the water industry is the most fragmented of the major utility industries (telephone, natural gas, electric and water). We believe that there are many potential water and wastewater system acquisition candidates. We believe the factors driving consolidation of these systems are:

•	the benefits of economies of scale, including the development of technological and management expertise that would not be feasible in a smaller organization;

•	increasingly stringent environmental regulations; and

•	the need for capital investment.

Recent Developments

AquaSource Operating Subsidiaries Acquisition

      On July 29, 2002, we entered into a purchase agreement with DQE, Inc. and AquaSource, Inc. pursuant to which we agreed to acquire three operating water and wastewater subsidiaries of AquaSource, a subsidiary of DQE, and assume selected integrated operating and maintenance contracts and related assets. The purchase agreement provides for a target cash purchase price of approximately $205 million. The final purchase price may be increased by up to $10 million or decreased by up to $25 million as various purchase price adjustments are applied. These adjustments include the achievement of specified operating performance targets involving revenue, rate base and projected customer connections. We are purchasing operating utilities, including assets and franchises that serve approximately 130,000 water and wastewater customer accounts in 12 states, and selected water and wastewater operating contracts that serve approximately 40,000 customers in seven states. Over 80% of the customers of the businesses we are purchasing are located in Texas, Florida, Virginia and Indiana. The acquisition is subject to certain regulatory approvals, but does not require approval of the shareholders of DQE or us. We do not expect to obtain the requisite regulatory approvals before the second half of 2003.

Pennichuck Acquisition

      On April 29, 2002, we entered into an Agreement and Plan of Merger with Pennichuck Corporation pursuant to which we agreed to acquire Pennichuck through a merger of one of our wholly-owned subsidiaries with Pennichuck. As part of the proposed merger, we will issue shares of our common stock in exchange for all of the outstanding shares of Pennichuck common stock. The proposed merger is subject to certain regulatory approvals and must be approved by Pennichuck’s shareholders. We are currently in the process of working with Pennichuck to prepare the proxy statement–prospectus that will be filed with the SEC in connection with the proposed transaction. Pennichuck is a holding company based in Nashua, New Hampshire whose operating utility subsidiaries serve approximately 28,200 water customers in service territories located in southern and central New Hampshire, and whose non-regulated operating subsidiaries develop real estate and provide water-related operating and management contract services.

Status of Pending Rate Cases

      On August 1, 2002, the Pennsylvania Public Utility Commission granted a $21,226,000 base rate increase for Pennsylvania Suburban Water Company. The award represents a 10.2% increase over current base rates and is approximately 75% of the increase we requested.

      In addition, we have received approval for eight rate increases to date in 2002 in New Jersey, Ohio, North Carolina and Maine resulting in an increase in annual revenues of approximately $2,140,000. We have also filed other requests for rate increases in Ohio and Maine seeking approximately a $1,200,000 increase in annual revenues. We currently expect to receive rulings on these requests in the second half of 2002.

Ashtabula County Water Utility Assets

      In August 2002, we entered into a non-binding Memorandum of Intent with Ashtabula County regarding the sale of our water utility assets in the unincorporated areas of Ashtabula County, Ohio for approximately $13,000,000, which is in excess of the book value for these assets. The Memorandum of Intent also provides that we will operate these systems for one year from the date of the sale. We plan to execute definitive agreements by October 1, 2002. These water utility assets represent less than 1% of our total assets, and the total number of customers included in the Ashtabula systems in the unincorporated areas discussed above represents less than 1% of our total customer base. Despite this transaction, our strategy is to acquire additional water and wastewater systems, maintain our existing systems, and to actively oppose efforts by municipal governments to acquire any of our operations.

      Our principal executive office is located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010-3489, and our telephone number is 610-527-8000.

The Offering

Common stock offered(1)	8,595,875 shares.

Common stock to be outstanding after this offering(2)	66,291,676 shares.

Selling Shareholders	Vivendi Water S.A. and Vivendi North America Company, each of which is a wholly-owned subsidiary of Vivendi Environnement S.A.

Indicated annual dividend rate(3)	$0.53 per share.

Cash dividends paid since	1944.

Listing	New York Stock Exchange and Philadelphia Stock Exchange (Symbol: PSC).

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling shareholders.

(1)	Purchasers of offered shares will also receive preferred stock purchase rights. See “Description of Capital Stock — Shareholder Rights Plan.”

(2)	The outstanding share information is based upon the shares of common stock outstanding as of June 30, 2002 and is unchanged by the common stock offered and is adjusted to reflect the repurchase of 2,500,000 shares of common stock by us from Vivendi Water S.A. See “Relationship with Vivendi Environnement S.A. — Agreement to Repurchase Shares and Financing Plan.” This information excludes options to purchase approximately 2,297,000 shares of common stock outstanding as of June 30, 2002 under our stock option plans. In August 2001, our board of directors approved a 5-for-4 common stock split that was effected in the form of a 25% stock distribution on December 1, 2001 to holders of record on November 16, 2001. The share and per share data contained in this prospectus have been restated to give effect to this stock split.

(3)	In August 2002, our board of directors increased the quarterly cash dividend rate to $.14 per share effective upon the December 1, 2002 payment. This increase results in an indicated annual dividend rate of $0.56 per share.

Summary Consolidated Financial Data

      The following table sets forth certain summary consolidated financial data derived from our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 and from our unaudited interim consolidated financial statements for the six months ended June 30, 2001 and 2002. The unaudited interim financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. You should read this summary consolidated financial data together with our historical consolidated financial statements and the notes thereto in the documents that we incorporate by reference in this prospectus.

						Six Months
	Years Ended December 31,					Ended June 30,

	1999		2000		2001	2001		2002

						(unaudited)

	(in thousands, except per share and operating data)
Income Statement Data:
Operating revenues	$256,546		$274,014		$307,280	$147,433		$148,284
Operating income	100,265	(1)	116,789	(2)	134,340	64,020		60,740
Depreciation and amortization	31,903		34,100		40,168	19,827		21,409
Gain on sale of other assets, net of tax(3)	468		2,994		2,041	1,746		1,056
Income from continuing operations, exclusive of certain non-recurring items	44,980	(4)	50,654	(5)	60,111	28,570	(6)	26,720	(7)
Net income available to common stock	36,275	(8)	52,784	(9)	60,005	28,517	(6)	26,693	(7)
Per Common Share Data:(10)
Diluted income per common share:
Income from continuing operations, exclusive of certain non-recurring items	$0.70	(4)	$0.77	(5)	$0.87	$.42	(6)	$.38	(7)
Net income	0.56	(8)	0.81	(9)	0.87	.42	(6)	.38	(7)
Cash dividends paid per common share	0.45		0.47		0.50	0.248		0.265
Book value per share of common stock	5.69		6.38		6.90	6.62		7.07
Average common shares outstanding (diluted)(10)	64,539		65,414		68,755	68,403		69,408
Operating Data:
Number of customers	557,462		579,219		602,510	595,296		615,266

(1)	Includes a charge for restructuring costs in connection with the Consumers Water merger of $3,787.

(2)	Includes a partial recovery of $1,136 of restructuring costs resulting from an April 2000 rate settlement. These costs were charged off in 1999 in connection with the Consumers Water merger.

(3)	Represents gain on sale of land and marketable securities.

(4)	Non-recurring items represent a charge of $6,334 ($6,134 after-tax or $0.10 per share) for the Consumers Water merger transaction costs and a charge for related restructuring costs of $3,787 ($2,462 after-tax or $0.04 per share).

(5)	Non-recurring item represents a partial recovery of $4,041 ($2,236 after-tax or $0.04 per share) for the Consumers Water merger transaction and restructuring costs.

(6)	Results include a gain on sale of land of $2,791 ($1,678 after-tax or $0.02 per share).

(7)	Results include a gain on sale of land of $693 ($416 after-tax or $0.01 per share).

(8)	Results include the net charges described in footnote (4) above.

(9)	Results include the net recovery described in footnote (5) above.

(10)	The share and per share data contained in this table have been restated to give effect to the 5-for-4 common stock split effected in the form of a 25% stock distribution on December 1, 2001 to holders of record on November 16, 2001.

	December 31,		June 30,

	2000	2001	2001	2002

			(unaudited)

	(in thousands)
Balance Sheet Data:
Total assets	$1,413,723	$1,560,339	$1,468,797	$1,620,564
Property, plant & equipment, net	1,251,427	1,368,115	1,298,062	1,426,914
Capitalization:
Long-term debt, including current portion	$472,712	$531,455	$477,126	$587,336
Stockholders’ equity	432,347	473,833	453,332	487,646

Total capitalization	$905,059	$1,005,288	$930,458	$1,074,982

	June 30, 2002

	Actual		As Adjusted(11)

	Amount	Percent	Amount	Percent

	(unaudited)

	(in thousands, except percentages)
Capitalization:
Long-term debt(12)	$587,336	54.6%	$587,336	57.2%
Stockholders’ equity	487,646	45.4%	439,196	42.8%

Total capitalization(12)	$1,074,982	100.0%	$1,026,532	100.0%

Short-term debt:
Loans payable to banks under short-term lines of credit and revolving credit agreements	$97,736		$146,186

(11)	Adjusted to reflect the repurchase of 2,500,000 shares of common stock by us from Vivendi Water S.A. See “Relationship with Vivendi Environnement S.A. — Agreement to Repurchase Shares and Financing Plan.” Also adjusted assuming the completion of this offering at an assumed public offering price of $19.38 per share.

(12)	Includes current portion of long-term debt of $13,849.

RISK FACTORS

      You should carefully consider the following risk factors and the section entitled “Forward-Looking Statements” before you decide to buy our common stock.

Our business requires significant capital expenditures and the rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments, our profitability may suffer.

      The water utility business is capital intensive. On an annual basis, we spend significant sums for additions to or replacement of property, plant and equipment. Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers. These rates are subject to approval by the public utility commissions of the states in which we operate. We file rate increase requests, from time to time, to recover our investments in utility plant and expenses. Once a rate increase petition is filed with a public utility commission, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore partially dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase to the extent approved. We can provide no assurances that any future rate increase request will be approved by the appropriate state public utility commission; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we initially sought the rate increase.

Our operating costs could be significantly increased in order to comply with new or stricter regulatory standards imposed by federal and state environmental agencies.

      Our water and wastewater services are governed by various federal and state environmental protection and health and safety laws and regulations, including the federal Safe Drinking Water Act, the Clean Water Act and similar state laws, and state and federal regulations issued under these laws by the United States Environmental Protection Agency and state environmental regulatory agencies. These laws and regulations establish, among other things, criteria and standards for drinking water and for discharges into the waters of the United States and states. Pursuant to these laws, we are required to obtain various environmental permits from environmental regulatory agencies for our operations. We cannot assure you that we have been or will be at all times in total compliance with these laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Environmental laws are complex and change frequently. These laws, and the enforcement thereof, have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with them and our permits, it is possible that new or stricter standards could be imposed that will raise our operating costs. Although these costs may be recovered in the form of higher rates, there can be no assurance that the various state public utility commissions that govern our business would approve rate increases to enable us to recover such costs. In summary, we cannot assure you that our costs of complying with, or discharging liability under, current and future environmental and health and safety laws will not adversely affect our business, results of operations or financial condition.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

      Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than expected, or if there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Drought conditions may impact our ability to serve our current and future customers, and may impact our customers’ use of our water, which may adversely affect our financial condition and results of operations.

      We depend on an adequate water supply to meet the present and future demands of our customers. Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply could have a material adverse effect on our financial condition and results of operations. Moreover, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, even if our water reserves are sufficient to serve our customers during these drought conditions, which may adversely affect our revenues and earnings.

An important element of our growth strategy is the acquisition of water and wastewater systems. Any future acquisitions we decide to undertake may involve risks.

      An important element of our growth strategy is the acquisition and integration of water and wastewater systems in order to broaden our current, and move into new, service areas. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities or reach mutually agreeable terms with acquisition candidates. Further, we may be required to integrate any businesses we acquire with our existing operations. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of our equity securities;

•	incurrence of debt and contingent liabilities;

•	fluctuations in quarterly results; and

•	other acquisition-related expenses.

      Some or all of these items could have a material adverse effect on our business and our ability to finance our business. The businesses we acquire in the future may not achieve sales and profitability that justify our investment and any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. In addition, as consolidation becomes more prevalent in the water and wastewater industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions.

Contamination to our water supply may result in disruption in our services and litigation which could adversely affect our business, operating results and financial condition.

      Our water supplies are subject to contamination, including contamination from the development of naturally-occurring compounds and chemicals in groundwater systems, and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on our revenues, operating results and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and could adversely affect our business, operating results and financial condition.

      In addition to the potential pollution of our water supply as described above, in the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation’s health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. We are currently not aware of any specific threats to our facilities, operations or supplies; however, it is possible that we would not be in a position to control the outcome of terrorist events should they occur.

      We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs have the right to bring personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Our insurance policies may not be sufficient to cover the costs of these claims.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

      Our success depends significantly on the continued individual and collective contributions of our senior management team. The loss of the services of any member of our senior management or the inability to hire and retain experienced management personnel could harm our operating results.

RELATIONSHIP WITH VIVENDI ENVIRONNEMENT S.A.

General

      Vivendi Environnement S.A., through its subsidiaries, is our largest shareholder. Vivendi Environnement is one of the leading providers of environmental management services in the world. Vivendi Environnement provides water and wastewater, waste management, energy and transportation services to a wide range of public authorities, industrial and commercial customers and individuals around the world. Vivendi Environnement’s main shareholder, Vivendi Universal, owns approximately 41% of the shares of Vivendi Environnement. Vivendi Environnement, through its subsidiaries, owned approximately 16.1% of our outstanding common stock as of July 1, 2002. Vivendi Environnement has announced that its decision to sell its interest in our company is part of Vivendi Environnement’s overall strategy to divest non-core assets and focus on leveraging its technology to establish long-term public-private partnerships with municipalities in the United States. We are filing the registration statement, of which this prospectus is a part, to facilitate the orderly re-distribution of a portion of the shares held by Vivendi Environnement’s subsidiaries into the market. In addition, we have agreed, as described below, to repurchase from Vivendi Water S.A. up to 2,500,000 shares of our common stock at the public offering price set forth on the cover page of this prospectus. Following the offering and our repurchase of shares from Vivendi Water S.A., Vivendi Environnement and its subsidiaries will not own any shares of our common stock.

      We have had and continue to have various discussions with representatives of Vivendi Environnement’s subsidiary, United States Filter Corporation, exploring possible joint activities or alliances in such areas as water treatment devices, contract operations of water and wastewater systems and joint materials purchasing. For example, we have provided consulting services in the areas of customer services and information technology in support of United States Filter’s contract operations proposal to the City of Indianapolis (which United States Filter won). Notwithstanding Vivendi Environnement’s decision to sell its shares in us, United States Filter and we expect to continue these discussions and joint projects and explore other potential areas of cooperation following this offering.

Agreement to Repurchase Shares and Financing Plan

      We entered into a Registration and Stock Purchase Agreement with Vivendi Environnement and the selling shareholders on July 8, 2002. The following is a summary of the material provisions of the Registration and Stock Purchase Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The summary is qualified in its entirety by reference to the Registration and Stock Purchase Agreement, which is incorporated by reference herein.

      The Registration and Stock Purchase Agreement provides that we will purchase from Vivendi Water S.A. up to 2,500,000 shares of our common stock held by Vivendi Water S.A. at the public offering price set forth on the cover page of this prospectus. If the underwriters elect to exercise their over-allotment option, the number of shares that we will be obligated to purchase from Vivendi Water S.A. will be reduced by the number of shares purchased by the underwriters in exercising such over-allotment option. We have agreed to pay Vivendi Environnement 50% of the aggregate amount of underwriting discounts and commissions paid by Vivendi Environnement or deducted by the underwriters in connection with the exercise of the over-allotment option.

      The Registration and Stock Purchase Agreement requires that we prepare and file the registration statement of which this prospectus is a part and use commercially reasonable efforts to have the registration statement become effective. In addition, the Registration and Stock Purchase Agreement provides that Vivendi Environnement will pay the reasonable and documented expenses we incur in connection with the preparation and filing of the registration statement of which this prospectus is a part.

      It is our intention to fund the purchase of the shares from Vivendi Water S.A. described above with the proceeds from a short-term credit facility. Interest under this short-term facility will be on terms substantially similar to our current short-term lines of credit. It is our current intention to repay these short-term borrowings with proceeds from the issuance of common stock or an instrument convertible into our common stock.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling shareholders.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      The following table shows the high and low intraday sales prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and the cash dividends paid per share for the periods indicated. Our common stock is listed on the New York and Philadelphia Stock Exchanges and is traded under the symbol “PSC.”

			Quarterly Cash
	High	Low	Dividends Paid

2000
First Quarter	$14.08	$10.56	$0.1152
Second Quarter	15.96	11.60	0.1152
Third Quarter	15.56	12.80	0.1152
Fourth Quarter	19.95	13.56	0.124
2001
First Quarter	$19.39	$15.65	$0.124
Second Quarter	20.40	16.60	0.124
Third Quarter	23.28	18.66	0.124
Fourth Quarter	24.64	20.80	0.1325
2002
First Quarter	$24.61	$21.10	$0.1325
Second Quarter	25.00	18.49	0.1325
Third Quarter (through August 29, 2002)	20.20	16.02	—

      On August 29, 2002 the last reported sale price of our common stock on the New York Stock Exchange was $19.38 per share. As of August 14, 2002, there were approximately 21,840 holders of record of our common stock.

      In addition to declaring the regular $0.1325 per share quarterly common stock dividend to be paid on September 1, 2002, in August 2002, our board of directors approved an increase of 5.7% in our dividend rate. As a result of this authorization, beginning with the dividend payment on December 1, 2002, the annual dividend rate will increase to $0.56 per share. The increase in the December 1, 2002 dividend is the twelfth increase in our dividend in the past 11 years. In August 2001, our board of directors also declared a 5-for-4 common stock split, effected in the form of a 25% stock distribution for all common shares outstanding, to shareholders of record on November 16, 2001. The new shares were distributed on December 1, 2001. The share and per share data, including the dividend, contained in this prospectus have been restated to give effect to this stock split. This stock split represents the fourth stock split issued in the form of a stock distribution in the last six years.

      We or our predecessor companies have paid dividends each year since 1944. We presently intend to pay quarterly cash dividends in the future on March 1, June 1, September 1 and December 1, subject to our earnings and financial condition, regulatory requirements and such other factors as our board of directors may deem relevant.

      We offer holders of record of less than 100,000 shares of our common stock the opportunity to reinvest part or all of the dividend payments on their shares of common stock through purchases of original issue common stock without payment of any brokerage commission or service charge through our dividend reinvestment and direct stock purchase plan. The purchase price for original issue shares of common stock purchased through the reinvestment of dividends is 95% of the average of the high and low prices of common stock for each of the five trading days immediately preceding the dividend payment date as reported on the New York Stock Exchange composite transactions reporting system. At June 30, 2002, holders of 17.3% of the shares of our common stock outstanding participated in the dividend reinvestment portion of this plan. This plan also permits shareholders and investors to invest up to $250,000 annually in our common stock in the open market through our transfer agent without payment of any brokerage commission or service charge.

THE WATER AND WASTEWATER UTILITY INDUSTRIES

      With more than 50,000 community water systems in the U.S. (84% of which serve less than 3,300 customers), the water industry is the most fragmented of the major utility industries (telephone, natural gas, electric and water). The nation’s water systems range in size from large municipally-owned systems, such as the New York City water system that serves approximately 9 million people, to small systems, where a few customers share a common well. In the states where we operate, we believe there are over 8,700 public water systems of widely varying size. While the water industry remains highly fragmented, the nation’s larger investor-owned water utilities have experienced significant consolidation since 1998, with only five of the ten largest companies (companies with a market equity capitalization in excess of $100 million) remaining independent or not currently under agreement of sale.

      Several important factors have contributed to the consolidation in the industry. The water industry is the most capital intensive of the utilities, with more capital invested per dollar of revenue than any other utility. Companies in the water industry, both municipally-owned and investor-owned, endeavor to provide reliable water service at affordable prices to their customers, while meeting stringent federal and state water quality standards and regulations. Continued capital investment is necessary to (1) repair and replace aging water distribution infrastructure, (2) expand existing systems in response to community growth and development, and (3) invest in new treatment plants and technology to meet water quality standards. In its Second Report to Congress in February 2001, the United States Environmental Protection Agency, or EPA, estimated that the nation’s water systems must invest a minimum of $141.6 billion through 2018 to meet the requirements of the Safe Drinking Water Act of 1974, as amended. Advancing technology and the increasingly stringent drinking water regulations have transformed the drinking water industry into one that now demands a level of technological expertise that was previously not required. The costs associated with meeting more stringent water quality standards, coupled with the costs of replacing aging infrastructure, have caused many small, and some large, water utilities to sell their systems to larger, better capitalized water utilities that can afford the costs of making the necessary investments in their systems and have the requisite economies of scale.

      Although not as fragmented as the water industry, the wastewater industry in the United States also presents opportunities for consolidation. According to an EPA survey of publicly-owned wastewater treatment facilities in 1996, there are approximately 16,000 such facilities in the nation serving approximately 72% of the United States population. The vast majority of wastewater facilities are government-owned rather than privately-owned. The EPA survey also indicated that there are approximately 3,500 wastewater facilities in operation or planned in the six states where we operate. The EPA estimates that approximately $140 billion will need to be invested in the nation’s wastewater systems over the next 20 years to meet environmental standards.

      Because of the fragmented nature of the water and wastewater utility industries, we believe that there are many potential water system acquisition candidates throughout the United States. We believe the factors driving consolidation of these water systems are:

•	the benefits of economies of scale, including the development of technological and management expertise that would not be feasible in a smaller organization;

•	increasingly stringent environmental regulations; and

•	the need for capital investment.

      We believe that acquisitions will continue to be an important source of growth for us. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water systems of all sizes that provide services in areas adjacent to our existing service territories or in new service areas. We engage in continuing activities with respect to potential acquisitions, including calling on prospective sellers, performing analyses and investigations of acquisition candidates, making preliminary acquisition proposals and negotiating the terms of potential acquisitions.

PHILADELPHIA SUBURBAN CORPORATION

General

      We are a holding company for regulated utilities providing water or wastewater services to approximately 2 million people in Pennsylvania, Ohio, Illinois, New Jersey, Maine and North Carolina. Our two primary subsidiaries are Pennsylvania Suburban Water Company, a regulated public utility that provides water or wastewater services to approximately 1.3 million residents in the suburban areas north and west of the City of Philadelphia and in 14 other counties in Pennsylvania, and Consumers Water Company, a holding company for several regulated public utility companies that provide water or wastewater service to approximately 700,000 residents in various communities in Ohio, Illinois, New Jersey and Maine. Other of our smaller subsidiaries provide water or wastewater services in parts of Pennsylvania, North Carolina and Ohio.

      We are among the largest investor-owned water utilities in the United States based on number of customers. In addition, we provide water and wastewater service to approximately 35,000 people through operating and maintenance contracts with municipal authorities and other parties close to our operating companies’ service territories. Some of our subsidiaries provide wastewater services to approximately 40,000 primarily residential customers in Pennsylvania, Illinois, New Jersey and North Carolina. For the six months ended June 30, 2002, the operating revenues associated with wastewater services were approximately 3% of our consolidated operating revenues. Our ratio of customers to employees as of June 30, 2002 was over 600 to 1, which is one of the best ratios, from an efficiency perspective, in the water utility industry. Including all acquisitions or other growth ventures, our customer base increased at an annual compound rate of 4.1% during the three-year period of 1999 through 2001.

      Our customer base is diversified among residential, commercial, industrial and wastewater customers. Residential customers make up the largest component of our customer base, with these customers representing approximately two-thirds of our total water revenues. Substantially all of our customers are metered, which allows us to measure and bill our customers’ water consumption. Water consumption per customer is affected by local weather conditions during the year, especially during the late spring and early summer. In general, during these seasons, an extended period of dry weather increases water consumption, while above-average rainfall decreases water consumption. Also, an increase in the average temperature generally causes an increase in water consumption. On occasion, abnormally dry weather in our service areas can result in governmental authorities declaring drought warnings and water use restrictions in the affected areas. The geographic diversity of our customer base reduces our exposure to extreme or unusual weather conditions in any one area of our service territory.

Acquisition Strategy

      We are actively exploring opportunities to expand our utility operations through acquisitions or otherwise. As of June 30, 2002, exclusive of the Consumers Water merger in March 1999, we had completed 79 acquisitions or other growth ventures during the past five years. These transactions have added, as of June 30, 2002, approximately 67,900 customers to our customer base during this five-year period.

      On July 29, 2002, we entered into a purchase agreement with DQE, Inc. and AquaSource, Inc. pursuant to which we agreed to acquire three operating water and wastewater subsidiaries of AquaSource, a subsidiary of DQE, and assume selected integrated operating and maintenance contracts and related assets. The purchase agreement provides for a target cash purchase price of approximately $205 million. The final purchase price may be increased by up to $10 million or decreased by up to $25 million as various purchase price adjustments are applied. These adjustments include the achievement of specified operating performance targets involving revenue, rate base and projected customer connections. We are purchasing operating utilities, including assets and franchises that serve approximately 130,000 water and wastewater customer accounts in 12 states, and selected water and wastewater operating contracts that serve approximately 40,000 customers in seven states. Over 80% of the customers of the businesses we are purchasing are located in Texas, Florida, Virginia and Indiana. The acquisition is subject to certain regulatory approvals, but does not require approval by the shareholders of DQE or us. We do not expect to obtain the requisite regulatory approvals before the second half of 2003. Until September 27, 2002, AquaSource has the option to sell some of the operations we have agreed to purchase, located in several states, representing approximately 6% of the total customers of the businesses we are purchasing, in one or more separate transactions, with a corresponding reduction in the target purchase price of up to $14.8 million. On August 5, 2002, DQE announced the sale of the operations in one state under this option resulting in an adjustment to the target purchase price of less than one-half of the possible purchase price reduction related to this option. As a result of our entering into the purchase agreement with DQE and AquaSource, Standard & Poor’s Rating Services placed Philadelphia Suburban Water, one of our two primary subsidiaries, on Creditwatch with negative implications. The Creditwatch listing reflects concern by Standard & Poor’s that should we fund the acquisition entirely with debt, Philadelphia Suburban Water’s credit rating could change. It is our intention to fund the acquisition at closing with cash from a combination of short-term debt, long-term debt, the issuance of our common stock and/or an instrument convertible into our common stock. The ultimate decision regarding the funding of the acquisition will be based upon market conditions existing around the time the acquisition is consummated.

      On April 29, 2002, we entered into an Agreement and Plan of Merger with Pennichuck Corporation pursuant to which we agreed to acquire Pennichuck through a merger of one of our wholly-owned subsidiaries with Pennichuck. As part of the proposed merger, we will issue shares of our common stock in exchange for all of the outstanding shares of Pennichuck common stock. The proposed merger is subject to certain regulatory approvals and must be approved by Pennichuck’s shareholders. We are currently in the process of working with Pennichuck to prepare the proxy statement–prospectus that will be filed with the SEC in connection with the proposed transaction. Pennichuck is a holding company based in Nashua, New Hampshire whose operating utility subsidiaries serve approximately 28,200 water customers in service territories located in southern and central New Hampshire, and whose non-regulated operating subsidiaries develop real estate and provide water-related operating and management contract services.

      We believe that acquisitions will continue to be an important source of growth for us. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water systems of all sizes that provide services in areas adjacent to our existing service territories or in new service areas. We engage in continuing activities with respect to potential acquisitions, including calling on prospective sellers, performing analyses and investigations of acquisition candidates, making preliminary acquisition proposals and negotiating the terms of potential acquisitions.

      We believe that any municipally-owned water or wastewater systems that we would acquire would be purchased with cash, while any investor-owned water or wastewater systems that we would acquire would be purchased with cash, shares of our common stock, shares of our preferred stock or a combination of each. We expect to generate the cash needed for acquisitions initially with the proceeds from the issuance of short-term debt, with subsequent repayment from earnings, the proceeds from the issuance of long-term debt and the proceeds from equity sold through our dividend reinvestment plan and our equity offerings. When we issue shares in connection with an acquisition, subject to the requirements of Rule 145 under the Securities Act of 1933, as amended, and any contractual restrictions, the shares may be resold immediately following the consummation of any such transaction. Except as described above, we are not currently a party to any definitive agreement or binding letter of intent with respect to a material acquisition.

Water Supplies and Water Facilities

      Our water utility operations obtain their water supplies from surface water sources such as reservoirs, lakes, ponds, rivers and streams, in addition to obtaining water from wells and purchasing water from other water suppliers. Less than 10% of our water sales are purchased from other suppliers. We believe that we have all of the necessary permits to obtain the water we distribute. Our supplies are sufficient for anticipated daily demand and normal peak demand under normal weather conditions. Our supplies by service area are as follows:

•	Suburban Philadelphia — The principal supply of water is surface water from the Schuylkill River, Delaware River, eight rural streams which are tributaries of the Schuylkill and Delaware Rivers, and the Upper Merion Reservoir, a former quarry now impounding groundwater. Wells and interconnections with adjacent municipal authorities supplement these surface supplies.

•	Pennsylvania (other than suburban Philadelphia) — The Roaring Creek Division draws its water from a man-made lake within a 12,000 acre watershed and two wells also located in the watershed. The Susquehanna Division obtains its water supply from wells. The Shenango Division draws its water from the Shenango River. The Waymart Division’s water supply is principally from wells.

•	Ohio — Water supply is obtained for customers in Lake County from Lake Erie. Customers in Mahoning County obtain their water from man-made lakes and the Ashtabula division is supplied by purchased water. Water supply is obtained for customers in Stark and Summit Counties from wells.

•	Illinois — Water supply is obtained for customers in Kankakee County from the Kankakee River and satellite wells, while customers in Vermilion County are supplied from Lake Vermilion. In Will, Lee, Boone, Lake and Knox counties, our customers are served from deep and shallow well systems.

•	New Jersey — Water supply in our three non-contiguous divisions is obtained from wells and is supplemented with purchased water.

•	Maine — Eleven non-contiguous water systems obtain their water supply as follows: five systems use groundwater, five systems use surface water and one system purchases water from a neighboring municipal district.

•	North Carolina — Water supply in 161 non-contiguous divisions is obtained from wells and 2 divisions purchase water from neighboring municipalities.

      We believe that the capacities of our sources of supply, and our water treatment, pumping and distribution facilities are generally sufficient to meet the present requirements of our customers. On a continuing basis, we make system improvements and additions to capacity in response to changing regulatory standards, changing patterns of consumption and increases in the number of customers. The various state public utility commissions have generally recognized the operating and capital costs associated with these improvements in setting water rates.

      On occasion, drought warnings and water use restrictions are issued by governmental authorities for portions of our service territories in response to extended periods of dry weather conditions. The timing and duration of the warnings and restrictions can have an impact on our water revenues and net income. In general, water consumption in the summer months is affected by drought warnings and restrictions to a higher degree because nonessential and recreational use of water is at its highest during the summer months. At times other than the summer months, warnings and restrictions generally have less of an effect on water consumption.

      In November 2001, a drought warning was declared in nine counties in Pennsylvania, including one of the five counties we serve in southeastern Pennsylvania. A drought warning calls for a 10 to 15 percent voluntary reduction of water use, particularly non-essential uses of water. In February 2002, a drought emergency was declared in 24 counties in Pennsylvania, including all five of the counties we serve in southeastern Pennsylvania. A drought emergency imposes a ban on non-essential water use.

      On June 14, 2002 drought restrictions were relaxed in two of the counties we serve in southeastern Pennsylvania where approximately 132,000 of our customers are located, moving from a drought emergency to a drought warning. On July 16, 2002, drought restrictions were relaxed in a substantial portion of one additional county we serve, moving our 143,000 customers in that county from a drought emergency to a drought warning. Since the relaxation in restrictions in these counties, the counties have experienced below-average rainfall and above-average temperatures resulting in increased water usage as compared to last year. We have had to continue to encourage our customers to voluntarily conserve water and abide by the drought restrictions. Presently, a drought emergency remains in place in two of the counties we serve in southeastern Pennsylvania where approximately 55,000 of our customers are located. There are also water use restrictions as a result of drought conditions nearby or within portions of our service territories in New Jersey. In June 2002 the water restrictions in New Jersey were eased by the State, however, in mid-August 2002, the water restrictions were reinstated due to below-average rainfall.

Properties

      Our properties consist of transmission and distribution mains and conduits, water treatment plants, pumping facilities, wells, tanks, meters, supply lines, dams, reservoirs, buildings, vehicles, land, easements, rights and other facilities and equipment used for the operation of our systems, including the collection, treatment, storage and distribution of water. Substantially all of our properties are owned by our subsidiaries and are subject to liens of mortgage or indentures. These liens secure bonds, notes and other evidences of long-term indebtedness of our subsidiaries. For certain properties that we acquired through the exercise of the power of eminent domain and certain other properties we purchased, we hold title for water supply purposes only. We own, operate and maintain approximately 7,500 miles of transmission and distribution mains, 19 water treatment plants and 17 wastewater treatment plants. Some properties are leased under long-term leases. The following table indicates our net utility plant as of June 30, 2002 by state:

Net Property,
Plant and
Equipment

(in thousands)
Pennsylvania	$1,020,227
Ohio	153,194
Illinois	127,493
New Jersey	82,398
Maine	34,978
North Carolina	12,001
Inter-company eliminations and other	(3,377)

$1,426,914

      We believe that our properties are maintained in good condition and in accordance with current standards of good waterworks industry practice. We believe that the facilities used in the operation of our business are in good condition in terms of suitability, adequacy and utilization.

      Our corporate offices are leased from Pennsylvania Suburban Water and located in Bryn Mawr, Pennsylvania.

EXECUTIVE OFFICERS

      The following table sets forth information with respect to our executive officers as of August 14, 2002:

Name	Age	Title(1)

Nicholas DeBenedictis	56	President and Chairman
Morrison Coulter	66	President, Pennsylvania Suburban Water Company — Philadelphia Suburban Division
Richard R. Riegler	56	Senior Vice President — Engineering and Environmental Affairs
Roy H. Stahl	50	Executive Vice President and General Counsel
David P. Smeltzer	43	Senior Vice President — Finance and Chief Financial Officer

(1)	In addition to the capacities indicated, these individuals hold other offices and directorships with our subsidiaries.

      Mr. DeBenedictis has served as our President and Chairman since May 1993. He served as our President and Chief Executive Officer from July 1992 to May 1993. He has served as Chairman and Chief Executive Officer, Pennsylvania Suburban Water Company since July 1992. He served as President, Pennsylvania Suburban Water Company from February 1995 to January 1999. Mr. DeBenedictis served as Senior Vice President for corporate affairs of PECO Energy Company (now known as Exelon) from April 1989 through June 1992. From December 1986 to April 1989, he served as President of the Greater Philadelphia Chamber of Commerce and from 1983 to 1986 he served as the Secretary of the Pennsylvania Department of Environmental Resources. Mr. DeBenedictis is a director of Exelon Corporation, Provident Mutual Life Insurance Company, P.H. Glatfelter Company and Met-Pro Corporation and a member of the advisory boards of PNC Bank in Philadelphia and Southern New Jersey and Pennoni Associates. He also serves on the Board of the Greater Philadelphia Chamber of Commerce, the Pennsylvania Business Roundtable, and Hahnemann/MCP University and is a Trustee of Drexel University.

      Mr. Coulter has served as President, Pennsylvania Suburban Water Company — Philadelphia Suburban Division since December 2001. He served as President, Philadelphia Suburban Water Company from January 1999 to December 2001. He served as Senior Vice President — Production, Philadelphia Suburban Water Company from February 1996 to January 1999. He served as Vice President — Production, Philadelphia Suburban Water Company from April 1989 to February 1996. Mr. Coulter served in a number of other positions with Philadelphia Suburban Water Company from 1971 to 1989.

      Mr. Riegler has served as our Senior Vice President — Engineering and Environmental Affairs since January 1999. He served as Senior Vice President — Operations, Philadelphia Suburban Water Company from April 1989 to January 1999. Mr. Riegler served in a number of other positions with Philadelphia Suburban Water Company from 1982 to 1989.

      Mr. Stahl has served as our Executive Vice President and General Counsel since May 2000. He has served as our Secretary since June 2001. He served as our Senior Vice President and General Counsel from April 1991 to May 2000. Mr. Stahl served in a number of other positions in our legal department from 1984 to 1991.

      Mr. Smeltzer has served as our Senior Vice President — Finance and Chief Financial Officer since December 1999. He served as our Vice President — Finance and Chief Financial Officer from May 1999 to December 1999. He served as Vice President — Rates and Regulatory Relations, Philadelphia Suburban Water Company from March 1991 to May 1999. Mr. Smeltzer served as Vice President — Controller of Philadelphia Suburban Water Company from March 1986 to March 1991.

SELLING SHAREHOLDERS

      The selling shareholders intend to dispose of the shares of our common stock as described previously under the caption “Relationship with Vivendi Environnement S.A.” and also under the caption “Underwriting” below. As of July 1, 2002, the selling shareholders owned 11,095,875 shares of our common stock (approximately 16.1% of our common stock outstanding). Following the offering and our repurchase of shares from Vivendi Water S.A., Vivendi Environnement and its subsidiaries will not own any shares of our common stock.

      The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholders, and as adjusted to give effect to the sale of the shares of our common stock described in this prospectus.

			Shares Beneficially
	Shares		Owned After Offering
	Beneficially	Number of
	Owned Prior to	Shares Being	Number of
Name of Selling Shareholders	Offering	Offered(1)	Shares(2)	Percent

Vivendi Water S.A.	10,334,221	7,834,221	0	0%
52, rue d’Anjou 75008 Paris France
Vivendi North America Company	761,654	761,654	0	0%
60 East 42nd Street, 36th Floor New York, NY 10165

(1)	Does not include the 2,500,000 shares we have agreed to purchase from Vivendi Water S.A. (a portion of which may be used to satisfy the over-allotment option if it is exercised). See “Relationship with Vivendi Environnement S.A. — Agreement to Repurchase Shares and Financing Plan.”

(2)	Takes into account the 2,500,000 we have agreed to purchase from Vivendi Water S.A. (a portion of which may be used to satisfy the over-allotment option if it is exercised). See “Relationship with Vivendi Environnement S.A. — Agreement to Repurchase Shares and Financing Plan.”

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock sets forth material terms and provisions of our common stock. You should read our current amended and restated articles of incorporation for more detailed terms of our capital stock.

      As of June 30, 2002, our authorized capital stock was 101,770,819 shares. Those shares consisted of:

•	100,000,000 shares of common stock, par value $0.50 per share, of which 68,791,676 shares were outstanding; and

•	1,770,819 shares of preferred stock, par value $1.00 per share, of which 8,160 shares of Series B Preferred Stock were issued and outstanding.

Common Stock

     Voting Rights

      Holders of our common stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

     Dividend Rights and Limitations

      Holders of common stock may receive dividends when declared by our board of directors. Because we are a holding company, the funds we use to pay any dividends on our common stock are derived predominantly from the dividends that we receive from our subsidiaries, Pennsylvania Suburban Water and Consumers Water, and the dividends they receive from their subsidiaries. Therefore, our ability to pay dividends to holders of our common stock depends upon our subsidiaries’ earnings, financial condition and ability to pay dividends. Most of our subsidiaries are subject to regulation by state utility commissions and the amounts of their earnings and dividends are affected by the manner in which they are regulated. In addition, they are subject to restrictions on the payment of dividends contained in their various debt agreements. Under our most restrictive debt agreements, the amount available for payment of dividends to us as of June 30, 2002 was approximately $224 million of Pennsylvania Suburban Water’s retained earnings and $52 million of Consumers Water’s retained earnings. Payment of dividends on our common stock is also subject to the preferential rights of the holders of preferred stock to receive full cumulative dividends, both past and current.

     Liquidation Rights

      In the event that we liquidate, dissolve or wind-up, the holders of our common stock are entitled to share ratably in all of the assets that remain after we pay our liabilities. This right is subject, however, to the prior distribution rights of any outstanding preferred stock.

Preferred Stock

      Our board of directors has the authority to divide the preferred stock into one or more series and to fix and determine relative rights and preferences of the shares of each series.

Series B Preferred Stock

      As of June 30, 2002, the only series of preferred stock outstanding was our Series B Preferred Stock, of which there were 8,160 shares outstanding. Holders of our Series B Preferred Stock are entitled to receive cumulative quarterly dividends equal to $1.5125 per share or at a rate equal to 6.05% per year. In the event that we liquidate, dissolve or wind-up, holders of Series B Preferred Stock are entitled to receive $100 per share plus an amount equal to any accrued but unpaid cumulative dividends together with any interest that has accrued on those dividends. Our Series B Preferred Stock ranks senior to our Series A Junior Participating Preferred Stock, if issued, and our common stock with respect to the right to receive dividends and the right to the distribution of our assets upon liquidation.

      The Series B Preferred Stock is not convertible into any other class or series of our capital stock. We obtained the right to redeem, in whole or in part, up to 6,440 shares of Series B Preferred Stock each year starting on December 1, 2001 at a price equal to $100 per share plus any accrued and unpaid dividends together with any interest that has accrued on those dividends through the date of redemption. In December 2001, 6,440 shares were redeemed at the liquidation value of $100 per share. The holder chose to receive a five-year note for the redemption proceeds of $644,000 at an interest rate of 6.05%. In January 2002, an additional 3,000 shares were redeemed at the holders’ option in cash at the liquidation value of $100 per share. The Series B Preferred Stock is not subject to or entitled to the benefit of a sinking fund.

      So long as any shares of our Series B Preferred Stock are outstanding, we may not adopt any amendment to our articles of incorporation that would adversely affect, in any material respect, the rights or preferences of the Series B Preferred Stock without the affirmative vote of the holders of a majority of the Series B Preferred Stock.

Shareholder Rights Plan

      Holders of our common stock own, and the holders of the shares of common stock issued in this offering will receive, one right to purchase Series A Junior Participating Preferred Stock for each outstanding share of common stock. These rights are issued pursuant to a shareholders rights plan. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90 per one-thousandth of a share, subject to adjustment. The rights are exercisable in certain circumstances if a person or group acquires 20% or more of our common stock or if the holder of 20% or more of our common stock engages in certain transactions with us. In that case, each right would be exercisable by each holder, other than the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 20% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on March 1, 2008.

State Law Anti-Takeover Provisions

     Pennsylvania State Law Provisions

      We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;

•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

•	restrict the voting and other rights of the acquiring group or person.

      In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

     Articles of Incorporation and Bylaw Provisions

      Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our articles of incorporation require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of our capital stock entitled to vote on the matter unless at least 50% of the members of the board of directors has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions that are subject to this provision are those transactions that require approval by shareholders under applicable law or the articles of incorporation. These transactions include certain amendments of our articles of incorporation or bylaws, certain sales or other dispositions of our assets, certain issuances of our capital stock, or certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up. Our articles of incorporation and bylaws provide that:

•	a special meeting of shareholders may only be called by the chairman, the president, the board of directors or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting;

•	nominations for election of directors may be made by any shareholder entitled to vote for election of directors if the name of the nominee and certain information relating to the nominee is filed with our corporate secretary not less than 14 days nor more than 50 days before any meeting of shareholders to elect directors; and

•	certain advance notice procedures must be met for shareholder proposals to be made at annual meetings of shareholders. These advance notice procedures generally require a notice to be delivered not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of shareholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and UBS Warburg LLC have severally agreed to purchase from the selling shareholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
UBS Warburg LLC
A.G. Edwards & Sons, Inc.
Edward D. Jones & Co., L.P.
Janney Montgomery Scott LLC

Total	8,595,875

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $     per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

      Vivendi Water S.A. has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,289,381 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. Vivendi Water S.A. will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholders per share of common stock. The underwriting discounts and commissions are      % of the public offering price. The

selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

	Fee Per	Without Exercise of	With Full Exercise of
	Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by the selling shareholders	$	$	$

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be nominal.

      We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our executive officers and directors have agreed not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our common stock or enter into any hedging transaction relating to our common stock for a period of 90 days after the date of this prospectus, without the prior written consent of Deutsche Bank Securities Inc. and UBS Warburg LLC. This consent may be given at any time without public notice.

      We have agreed that we will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or grant any options whatsoever in respect of our shares, without the prior written consent of Deutsche Bank Securities Inc. and UBS Warburg LLC for a period of 90 days after the date of this prospectus. This agreement does not apply to grants of stock options pursuant to the terms of a stock option or similar plan in effect on the date of the underwriting agreement, shares of common stock issued in connection with our proposed acquisition of Pennichuck Corporation, the issuance of up to 150,000 shares of common stock under our shelf registration statement for the acquisition of small water systems or the issuance of shares of common stock pursuant to the terms of our Dividend Reinvestment and Direct Stock Purchase Plan.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters option to purchase additional shares of common stock from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that we have registered are sold:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 including portions of our 2001 Annual Report to Shareholders and our definitive Proxy Statement for the 2002 Annual Meeting of Shareholders incorporated therein by reference;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2002;

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2002;

•	Our Current Report on Form 8-K filed on May 14, 2002, reporting under Item 5 our press release announcing a change in the investment strategy of our long-term shareholder, Vivendi Environne- ment;

•	Our Current Report on Form 8-K filed on August 5, 2002, reporting under Item 5 that we entered into an agreement with DQE, Inc. and AquaSource, Inc. to acquire certain subsidiaries of AquaSource and assume certain contracts and related assets; and

•	The description of our shareholder rights plan contained in our Form 8-A Registration Statement filed on March 17, 1998.

      You may request a copy of these filings, at no cost, by writing or telephoning us at:

Philadelphia Suburban Corporation

Attention: Roy H. Stahl, Corporate Secretary
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489
Telephone: 610-527-8000

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders have not, and the underwriters are not, making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the selling shareholders by Cleary, Gottlieb, Steen & Hamilton, Paris, France, and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2000 and 2001, and for each of the two years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Philadelphia Suburban Corporation and subsidiaries for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated statements of income and comprehensive income and cash flow of Philadelphia Suburban Corporation and subsidiaries for the year ended December 31, 1999, included in Philadelphia Suburban Corporation’s annual report on Form 10-K for the year ended December 31, 2001 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

8,595,875 Shares

Philadelphia Suburban Corporation

Common Stock

PROSPECTUS

Joint Book-Running Managers

Deutsche Bank Securities

UBS Warburg

A.G. Edwards & Sons, Inc.

Edward D. Jones & Co., L.P.
Janney Montgomery Scott LLC

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby:

Securities and Exchange Commission Registration Fee	$16,880
Printing	90,000
Accounting Services	100,000
Legal Services	90,000
Miscellaneous	133,500

Total	$430,380

Item 15.     Indemnification of Directors and Officers

      Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provide that, unless otherwise restricted in its bylaws, a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Section 1743 of the BCL requires a business corporation to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

      Section 1713 of the BCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. This Section also provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or of liability or responsibility under a criminal statute. Section 4.01 of the Registrant’s bylaws limits the liability of any director of the Registrant to the fullest extent permitted by Section 1713 of the BCL.

      Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of the Registrant’s bylaws provides indemnification of directors, officers and other agents of the Registrant broader than the indemnification permitted by Section 1741 of the BCL and pursuant to the authority of Section 1746 of the BCL.

      Article VII of the bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of the Registrant, or any other person designated by the board of directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been a director, officer, employee or agent of the Registrant or, at the request of the Registrant, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits, unlike Section 1742 of the BCL which authorizes indemnification only of expenses incurred in defending and in settlement of a derivative action. In addition, Article VII of the bylaws also allows indemnification for punitive damages and liabilities incurred under the federal securities laws.

      Unlike the provisions of BCL Sections 1741 and 1742, Article VII does not require the Registrant to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 or 1742 of the BCL. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that would otherwise be required, and that right is enforceable against the Registrant as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the bylaw provisions require the Registrant to indemnify such portion. If the indemnification provided for in Article VII is unavailable for any reason in respect of any liability or portion thereof, the bylaws require the Registrant to make a contribution toward the liability. Indemnification rights under the bylaws do not depend upon the approval of any future board of directors.

      Section 7.04 of the Registrant’s bylaws also authorizes the Registrant to further effect or secure its indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit, or using any other means that may be available from time to time. Section 1747 of the BCL also enables a business corporation to purchase and maintain insurance on behalf of a person who is or was serving as a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity against any liability asserted against that representative in his capacity as such, whether or not the corporation would have the power to indemnify him against that liability under the BCL.

      The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

Item 16.     Exhibits

      The exhibits filed as part of this registration statement are as follows:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
5.1	Opinion of Morgan, Lewis & Bockius LLP**
10.1	Registration and Stock Purchase Agreement, dated as of July 8, 2002, between Philadelphia Suburban Corporation and Vivendi Environnement S.A.*
23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP**
23.3	Consent of KPMG LLP**
24.1	Powers of Attorney*

*	Previously filed.

**	Filed herewith.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bryn Mawr, Commonwealth of Pennsylvania, on this 29th day of August, 2002.

PHILADELPHIA SUBURBAN CORPORATION

BY:	/s/NICHOLAS DEBENEDICTIS

Nicholas DeBenedictis
Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ NICHOLAS DEBENEDICTIS Nicholas DeBenedictis	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	August 29, 2002

/s/ DAVID P. SMELTZER David P. Smeltzer	Senior Vice President — Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 29, 2002

* Mary C. Carroll	Director	August 29, 2002

G. Fred DiBona, Jr.	Director

* Richard H. Glanton, Esq.	Director	August 29, 2002

* Alan R. Hirsig	Director	August 29, 2002

Signature	Title	Date

* John F. McCaughan	Director	August 29, 2002

* John E. Menario	Director	August 29, 2002

* Richard L. Smoot	Director	August 29, 2002

*	The undersigned hereby signs this Amendment No. 1 to the Registration Statement on Form S-3 on behalf of each of the indicated persons for whom he is acting as attorney-in-fact pursuant to a power of attorney previously filed.

By:	/s/ DAVID P. SMELTZER

Name: David P. Smeltzer

Title:	Senior Vice President — Finance and Chief

Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
5.1	Opinion of Morgan, Lewis & Bockius LLP**
10.1	Registration and Stock Purchase Agreement, dated as of July 8, 2002, between Philadelphia Suburban Corporation and Vivendi Environnement S.A.*
23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP**
23.3	Consent of KPMG LLP**
24.1	Powers of Attorney*

*	Previously filed.

**	Filed herewith.